SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 21)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 2. Identity and Background of Filing Person
Item 8. Additional Information
SIGNATURE

     This Amendment No. 21 (this “Amendment No. 21”) to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), and subsequently amended and restated in its entirety and filed with the SEC on May 18, 2010 (as amended and restated and as subsequently and hereby amended, the “Statement”), hereby amends and supplements Item 2 of the Statement and the Information Statement attached as Annex I to the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010 and as amended as of May 13, 2010 and August 30, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 21, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 21.
     All capitalized terms used but not specifically defined in this Amendment No. 21 have the respective meanings ascribed to them in the Statement.
Item 2. Identity and Background of Filing Person.
     Item 2 of the Statement is hereby amended and supplemented by adding the following text after the fourth paragraph under the subsection “—(b) Tender Offer.”
     “The Offer expired at 5:00 p.m. on Wednesday, December 15, 2010. The Depositary for the Offer has advised L.B. Foster and Purchaser that, as of such time, 7,630,969 million shares (not including 46,846 shares tendered by notice of guaranteed delivery, which shares may be validly tendered until Monday, December 20, 2010) were validly tendered into, and not withdrawn from, the Offer, representing approximately 79.46% of the outstanding shares. Purchaser has accepted for payment all shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.
     L.B. Foster and Purchaser immediately commenced a subsequent offering period pursuant to Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Subsequent Offering Period”) for all remaining untendered shares. The Subsequent Offering Period will expire at 5:00 p.m. on December 21, 2010, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m. on the next business day after the Subsequent Offering Period was scheduled to expire.
     The same $11.80 per share price, net to the seller in cash, without interest thereon and less any required withholding taxes, offered in the initial offering period of the Offer will be paid during the Subsequent Offering Period. Purchaser will immediately accept for payment all shares validly tendered during this Subsequent Offering Period, and payment will be made promptly after acceptance in accordance with the terms of the Offer. Procedures for tendering shares during the Subsequent Offering Period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, shares tendered during the Subsequent Offering Period may not be withdrawn. Shares validly tendered during the initial offering period of the Offer may not be withdrawn during the Subsequent Offering Period.”
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following before the second to last paragraph in the subsection “—Antitrust Compliance.”
     “On December 15, 2010, the United States District Court for the District of Columbia signed the Hold Separate Stipulation and Order.”
Annex I. Information Statement.
     The Information Statement is hereby amended and supplemented by adding the following after the fourth paragraph in the introductory text.
     “The Offer expired at 5:00 p.m., New York City time, on Wednesday, December 15, 2010. The Depositary for the Offer has advised L.B. Foster and Purchaser that, as of such time, 7,630,969 million shares (not including 46,846 Shares tendered by notice of guaranteed delivery, which Shares may be validly tendered until Monday, December 20, 2010) were validly tendered into, and not withdrawn from, the Offer, representing approximately 79.46% of the outstanding Shares calculated on a fully diluted basis. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.
     L.B. Foster and Purchaser have immediately commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period will expire at 12:00 midnight, New York City time, on December 21, 2010, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.
     The same $11.80 per Share price, net to the seller in cash, without interest thereon and less any required withholding taxes, offered in the initial offering period of the Offer will be paid during the subsequent offering period. Purchaser will immediately accept for payment all Shares validly tendered during this subsequent offering period, and payment will be made promptly after acceptance in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2)

pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn. Shares validly tendered during the initial offering period of the Offer may not be withdrawn during the subsequent offering period.”
     Accordingly, all references to the expiration date of the Offer in the Information Statement, which is attached as Annex I to the Statement, are hereby amended to refer to an expiration date of the Subsequent Offering Period of 5:00 p.m. on Tuesday, December 21, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ John N. Pesarsick
John N. Pesarsick
Chief Financial Officer

Dated: December 15, 2010